                                                                   EXHIBIT 12.1

         COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                        (Excluding Interest on Deposits)


         The Corporation's ratios of earnings to fixed charges (excluding interest on deposits) for the periods indicated were as follows:


                                                                  Year Ended December 31,
                                           --------------------------------------------------------------------
                                             1996           1995           1994           1993           1992
                                           --------       --------       --------       --------       --------
                                                                (Dollars in Thousands)
Net income (loss) ..................       $ 52,480       $ 44,486       $ 34,048       $ 22,511       $ (5,782)

Extraordinary items, net of tax ....              0              0              0              0              0

Cumulative effect of change in
  accounting principle, net of tax..              0              0              0              0          1,100

Income tax expense (benefit) .......         27,568         23,375         13,662            799          1,510
                                           --------       --------       --------       --------       --------
  Pretax earnings (loss) ...........       $ 80,048       $ 67,861       $ 47,710       $ 23,310       $ (5,372)
                                           ========       ========       ========       ========       ========

Fixed charges:
Portion of rental expense which
approximates the interest factor ...       $  1,507       $  1,224       $  1,240       $  1,121       $  1,036

Interest on borrowed funds .........         30,156         26,686         20,082         15,512         17,616
                                           --------       --------       --------       --------       --------
  Total fixed charges ..............       $ 31,663       $ 27,910       $ 21,322       $ 16,633       $ 18,652
                                           ========       ========       ========       ========       ========

Earnings (for ratio calculation) ...       $111,711       $ 95,771       $ 69,032       $ 39,943       $ 13,280
                                           ========       ========       ========       ========       ========

Ratio of earnings to fixed charges..           3.53           3.43           3.24           2.40           0.71
                                           ========       ========       ========       ========       ========


         For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" represent income (loss) before extraordinary items and cumulative effect of a change in accounting principle plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (excluding interest on deposits) and the proportion deemed representative of the interest factor of rent expense. For the year ended December 31, 1992, earnings were insufficient to cover fixed charges by $5.4 million.